June 22, 2022

Re:	PGT Innovations, Inc. Form 10-K for the fiscal year ended January 1, 2022 Filed March 1, 2022 Form 8-K furnished on February 17, 2022 File No. 001-37971

Ms. Beverly Singleton, Staff Attorney

Ms. Melissa Gilmore, Staff Attorney

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Singleton and Ms. Gilmore:

PGT Innovations, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the supplemental comments of the Staff of the Securities and Exchange Commission (the “Staff”) that were provided by telephone on June 16, 2022, following the submission of our letter dated June 7, 2022, which was submitted in response to the Staff’s comment letter dated April 29, 2022, relating to the Company’s Form 10-K for the fiscal year ended January 1, 2022 (the “Annual Report”) and the Company’s Form 8-K furnished on February 17, 2022 (the “Form 8-K”).

The Staff’s supplemental comment is summarized below, and is followed by our response. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in closing out the review process.

 Form 8-K furnished on February 17, 2022

Exhibit 99.2

Reconciliation of GAAP to Non-GAAP Measures

5.	The Staff acknowledges the Company’s response and asks the Company to please confirm the run-rate adjusted EBITDA measure (to be relabeled “Covenant Adjusted EBITDA” going forward) ties to the Company’s credit agreement. Further, clarify how the calculation for the measure is in accordance with the terms of the credit agreement.

 Response

The Company respectfully notes to the Staff that the presentation of the run-rate adjusted EBITDA (to be re-labeled “Covenant Adjusted EBITDA”) ties to the applicable provisions of the Company’s existing credit agreement, which was incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2021 (the “Credit Agreement”). The financial maintenance covenant in the Credit Agreement, among others, requires that the Company determine its Covenant Adjusted EBITDA giving effect to certain adjustments for recent acquisitions and dispositions. In particular, the definition of “Consolidated EBITDA” in the Credit Agreement—used to measure compliance with the financial covenant—expressly contemplates adjustments to Adjusted EBITDA to include “the Acquired EBITDA of any Person or business” in the calculation of Consolidated EBITDA. Accordingly, the run-rate adjusted EBITDA (to be re-labeled Covenant Adjusted EBITDA) presented in the Company’s earnings materials included the effects of each of the Eco and Anlin acquisitions as described therein. Consistent with the Credit Agreement, management took the EBITDA associated with each of the Eco and Anlin acquisitions for the relevant period prior to the respective acquisitions and added them to the Company’s Adjusted EBITDA for the period.

For the Staff’s convenience, the Company has set forth the applicable definitions from the Credit Agreement supporting the adjustment described above (emphasis in bold, underlined italics added for clarity):

“Acquired EBITDA” means, with respect to any Acquired Entity or Business and any Converted Restricted Subsidiary (any of the foregoing, a “Pro Forma Entity”) for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined as if references to Parent Borrower and the Restricted Subsidiaries in the definition of the term “Consolidated EBITDA” were references to such Pro Forma Entity and its Restricted Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity.”

 “Consolidated EBITDA” means, for any Testing Period, Consolidated Net Income of the Parent Borrower and its Restricted Subsidiaries for such period, plus (without duplication) and, except with respect to clauses (f), (j), (k) or (l) below, to the extent deducted (and not added back or excluded) in the calculation of Consolidated Net Income:

...

For the avoidance of doubt:

(i) there shall be included in determining Consolidated EBITDA for any period, without duplication, (A) the Acquired EBITDA of any Person or business, or attributable to any property or asset acquired by the Parent Borrower or any of its Restricted Subsidiaries during such period (but not the Acquired EBITDA of any related Person or business or any Acquired EBITDA attributable to any assets or property, in each case to the extent not so acquired) to the extent not subsequently sold, transferred, abandoned or otherwise disposed of by the Parent Borrower or such Restricted Subsidiary (each such Person, business, property or asset acquired and not subsequently so disposed of, an “Acquired Entity or Business”) and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), in each case based on the Acquired EBITDA of such Pro Forma Entity for such period and (B) an adjustment in respect of each Acquired Entity or Business and Converted Restricted Subsidiary equal to the amount of the Pro Forma Effect with respect to such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition); provided that, with respect to any determination to be made on a Pro Forma Basis, at the election of the Parent Borrower, such Acquired EBITDA (unless negative) or such adjustment shall not be required to be included for any Acquired Entity or Business or Converted Restricted Subsidiary to the extent the aggregate Consideration paid in connection with the Acquisition of such Acquired Entity or Business or the fair market value of such Converted Restricted Subsidiary, as applicable, is less than $25,000,000 in the aggregate for all such transactions in a fiscal year; and

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at JKunz@pgtindustries.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ John Kunz
John Kunz

cc:	Shane Tintle
Davis Polk & Wardwell LLP

VIA EDGAR